SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated May 31, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Eiger Technology, Inc.


Date: May 31, 2000                     Mr. Gerry A. Racicot
                                       President

                                  [LOGO] Eiger

                   EIGER ATTRACTS TOP-NOTCH STATEGIC PARTNERS

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Press release               TSE: AXA - OTCBB: ETIFF
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Stratford, Ontario, Canada, May 31st 2000 - Eiger Technology Inc. (TSE:AXA -
OTCBB:ETIFF), is pleased to announce the addition of key alliance partnerships to its South Korean manufacturing subsidiary (EigerNet).

During the first quarter of 2000, Eiger has been able to enlist some of Korea's elite Investment Houses such a Sinbo Investment Corporation, CBF Venture Inc. and Knowledge and Creation Venture Co. Ltd.

Sinbo Investment Corporation will assist EigerNet with financial services such as credit guarantees which is crucial to the development of companies in the Asian marketplace, and bring selected partnerships & strategic investments. Sinbo has contributed to many of South Korea's stellar corporate performances including Jachung IT (DSL Services) Daehung Multimedia (Digital broadcast) and Nitzen (Finger Printing Recognition Technology).

CBF Ventures Inc., is a private sector investment house that specialises in high tech, research and development investments with manufacturing capabilities such as EigerNet.

Knowledge & Creation Venture Co. Ltd. Is a venture capital company owned by Standard Telecom and Nixxo Telecom of Korea. Knowledge and Creation Venture Co, has had many successes which include Naray & Company (Korea largest wireless Co.) and ADT Inc. (digital and multimedia business).

Eiger President and CEO, Gerry Racicot, stated: These partnerships along with Eiger's acquisition of 25% of Nixxo Technologies earlier this year, cement our relationships with Standard Telecom for phone production and other manufacturing quotes at EigerNet.

Eiger Technology is looking forward to the coming growth opportunities associated to the wireless and other leading edge products.

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About EigerNet Inc., EigerNet is the state-of-the-art manufacturing subsidiary, of Eiger Technology, Inc. located in Korea. EigerNet manufactures computer, Internet and telecommunications products such as 56K modems and the world renowned EigerMan MP3 player. (www.eigerlabs.com)

About Nixxo Technologies Inc., Nixxo is an R&D company specialising in the design and development of core GSM (Global System for Mobile Telecommunications) the leading telecommunications technology with explosive growth opportunities. To date Nixxo has developed its 1st and 2nd generation chipsets for GSM Phase 2 and is currently developing its 3rd generation chipset for GSM phase 2+. (www.nixxo.com)
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                      DIRECTORS OF EIGER TECHNOLOGY, INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS PREPARED THIS PRESS RELEASE. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

                       818 ERIE ST. STRATFORD, ON N4Z 1A2
                     519-273-0503 (TEL) 519-273-1684 (FAX)